UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SWS Group, Inc.

 (Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

78503N107

(CUSIP Number)

John Monsky
Oak Hill Capital Management, LLC
65 East 55th Street, 32nd Floor,
New York, NY 10022

With a copy to:

Lee A. Meyerson, Esq.
Elizabeth Cooper, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
 Telephone: (212) 455-2000

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2011

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 78503N107	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,419,148
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,419,148
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,419,148
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5% (1)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)  Based on 32,567,138 shares of common stock of SWS Group, Inc. outstanding as of July 29, 2011, as provided by SWS Group, Inc.  Assumes the full exercise of the warrant held by Oak Hill Capital Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Oak Hill Capital Management Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 276,504
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 276,504
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 276,504
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(2)  Based on 32,567,138 shares of common stock of SWS Group, Inc. outstanding as of July 29, 2011, as provided by SWS Group, Inc.  Assumes the full exercise of the warrant held by Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS OHCP GenPar III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (3)
14	TYPE OF REPORTING PERSON (see instructions) OO

(3)  Based on 32,567,138 shares of common stock of SWS Group, Inc. outstanding as of July 29, 2011, as provided by SWS Group, Inc.  Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS OHCP MGP Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (4)
14	TYPE OF REPORTING PERSON (see instructions) OO

(4)  Based on 32,567,138 shares of common stock of SWS Group, Inc. outstanding as of July 29, 2011, as provided by SWS Group, Inc.  Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

CUSIP No. 78503N107	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS OHCP MGP III, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,695,652
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 8,695,652
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,695,652
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1% (5)
14	TYPE OF REPORTING PERSON (see instructions) OO

(5)  Based on 32,567,138 shares of common stock of SWS Group, Inc. outstanding as of July 29, 2011, as provided by SWS Group, Inc. Assumes the full exercise of the warrants held by Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

This Statement on Schedule 13D (the “Schedule 13D”) is being filed jointly pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, by (1) Oak Hill Capital Partners III, L.P., (2) Oak Hill Capital Management Partners III, L.P., (3) OHCP GenPar III, L.P., (4) OHCP MCP Partners III, L.P., and (5) OHCP MGP III, Ltd. (collectively, the “Reporting Persons”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 99.1.

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, $0.10 par value per share (the “Common Stock”), of SWS Group, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 1201 Elm Street, Suite 3500, Dallas, Texas 75270.

Item 2.  Identity and Background.

(a) – (c) This statement is being filed jointly by the Reporting Persons.

The shares of Common Stock reported in this Schedule 13D are beneficially owned by Oak Hill Capital Partners III, L.P., a Cayman Islands limited partnership and Oak Hill Capital Management Partners III, L.P., a Cayman Islands limited partnership (together, the “Oak Hill Funds”).  The general partner of Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. is OHCP GenPar III, L.P., a Cayman Islands limited partnership.  The general partner of OHCP GenPar III, L.P. is OHCP MGP Partners III, L.P., a Cayman Islands limited partnership.  The general partner of OHCP MGP Partners III, L.P. is OHCP MGP III, Ltd., a Cayman Islands company.

J. Taylor Crandall, Steven Gruber and Denis Nayden are the directors OHCP MGP III, Ltd.  Each of these directors is a citizen of the United States.  J. Taylor Crandall, Steven Gruber, Denis Nayden, John Fant, Kevin Levy, Ray Pinson and John Monsky are the executive officers of OHCP MGP III, Ltd.  Each of these executive officers is a citizen of the United States.    J. Taylor Crandall, Steven Gruber, Denis Nayden, John Fant, Kevin Levy, Ray Pinson, and John Monsky are referred to as the “Related Persons”.  Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

The business address of each of the Reporting Persons and the Related Persons is c/o Oak Hill Capital Management, LLC, 65 East 55th Street, 32nd Floor, New York, NY 10022.

The Reporting Persons are principally engaged in the business of investments in securities.

(d) To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons and the Related Persons, none of the Reporting Persons nor the Related Persons has, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each of the Reporting Persons and Related Persons is set forth above in this Item 2.

Item 3.  Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 6 hereof is hereby incorporated by reference into this Item 3.

Pursuant to the Funding Agreement (the “Funding Agreement”), dated as of March 20, 2011, between the Issuer, the Oak Hill Funds and Hilltop Holdings Inc. (“Hilltop”), on July 29, 2011, the parties entered into a credit agreement (the “Credit Agreement”) under which the Oak Hill Funds loaned the Issuer $50 million in the aggregate (the “Funding Amount”).  In connection with the Funding Agreement and the loan made by Oak Hill under the Credit Agreement, on July 29, 2011, the Issuer issued warrants to the Oak Hill Funds to acquire up to 8,695,652 shares of Common Stock of the Issuer (and, in some cases, the Issuer’s preferred stock, par value $1.00 per share (“Series A Preferred Stock”)).  The Funding Amount was funded by capital contributions by the limited partners of the Oak Hill Funds in respect of previously made commitments by their respective limited partners to provide such funds.

The foregoing descriptions of the Funding Agreement and the Credit Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Funding Agreement and the Credit Agreement, which are included as Exhibits 99.2 and 99.3 hereto and are each incorporated by reference to this Item 3.

Item 4.  Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Oak Hill Funds acquired the warrants to purchase the Common Stock described in Item 3 (the “Investment”) for investment purposes. The Investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.

Subject to the limitations imposed by the warrants and applicable federal and state securities laws, the Reporting Persons may adjust their Investment depending on their ongoing review and evaluation of the business, financial position, capital requirements and prospects of the Issuer and the price level of the Common Stock, or such other factors as they may deem relevant (including general economic, market and industry conditions and prospects).

To the extent permitted under the Rebuttal of Control (as described under Item 6 below), the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Other than as described in this Schedule 13D, each of the Reporting Persons and, to the knowledge of each of the Reporting Persons, each of the Related Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) –(b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
Oak Hill Capital Partners III, L.P.	8,419,148	20.5%(1)	8,419,148	0	8,419,148	0
Oak Hill Capital Management Partners III, L.P.	276,504	0.84%(2)	276,504	0	276,504	0
OHCP GenPar III, L.P.	8,695,652	21.1%(3)	8,695,652	0	8,695,652	0
OHCP MGP Partners III, L.P.	8,695,652	21.1%(3)	8,695,652	0	8,695,652	0
OHCP MGP III, Ltd.	8,695,652	21.1%(3)	8,695,652	0	8,695,652	0

(1)
Based on 32,567,138 shares of Common Stock of the Issuer outstanding as of July 29, 2011, as provided by the Issuer. Assumes the full exercise of the warrant held by Oak Hill Capital III, L.P. and that other holders of warrants do not exercise their warrants.

(2)
Based on 32,567,138 shares of Common Stock of the Issuer outstanding as of July 29, 2011, as provided by the Issuer. Assumes the full exercise of the warrant held by Oak Hill Capital Management Partners III, L.P. and that other holders of warrants do not exercise their warrants.

(3)
Based on 32,567,138 shares of Common Stock of the Company outstanding as of July 29, 2011, as provided by the Issuer. Assumes the full exercise of the warrants held by the Oak Hill Funds and that other holders of warrants do not exercise their warrants.

The general partner of each of the Oak Hill Funds is OHCP GenPar III, L.P., whose general partner is OHCP MGP Partners III, L.P., whose general partner is OHCP MGP III, Ltd.  Each of the Related Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to herein.

(c)  Except as set forth in Item 3, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, without independent verification, any of the Related Persons, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e) Not applicable.

Item 6.  Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 is incorporated herein by reference.

Warrants

Pursuant to the Funding Agreement, the Issuer issued the Oak Hill Funds warrants to acquire Common Stock and, in some cases, the Issuer’s Series A Preferred Stock, which included, among other provisions, the following terms:

Number of Shares and Exercise Price. The warrants are exercisable to purchase in aggregate 8,695,652 shares of Common Stock, subject to certain adjustments, representing approximately 21.1% of the Issuer’s outstanding equity interest assuming the full exercise of the warrants issued to the Oak Hill Funds and that other holders of warrants do not exercise their warrants. The exercise price for the warrant is $5.75 per share of common stock, subject to anti-dilution adjustments.

Exercisability. The Oak Hill Funds or their permitted transferees may exercise their warrants for the Issuer’s Common Stock, provided that in no event shall the Oak Hill Funds or a permitted transferee receive Common Stock upon the exercise of their warrants to the extent that ownership of such shares would cause the Oak Hill Funds or such permitted transferee to be deemed to “control” the Issuer or any of its subsidiaries under applicable regulations.  If any delivery of Common Stock otherwise deliverable to the Oak Hill Funds or such permitted transferee pursuant to a valid exercise of their warrants is not made, in whole or in part, as a result of the restriction described in the previous sentence, the Issuer will be obligated to satisfy a portion of the Oak Hill Funds’ or such permitted transferee’s exercise with shares of the Issuer’s Series A Preferred Stock.

The Oak Hill Funds may also exercise all or any part of their warrants for a number of shares of Series A Preferred Stock that will be convertible (in the hands of a non-affiliate of the Oak Hill Funds that acquires such Series A Preferred Stock in a widely distributed offering) into the number of shares of Common Stock that the Oak Hill Funds would otherwise be entitled to receive upon exercise of their warrants.

Expiration. The warrants are exercisable in whole or in part from time to time until the fifth anniversary of the issuance date but will expire to the extent that the Issuer makes permitted prepayments on the loans and the holders do not promptly exercise a corresponding portion of the warrants.

Voting Rights. Prior to the exercise of their warrants, the Oak Hill Funds, in their capacity as warrantholders, are not entitled to any rights of a stockholder of the Issuer by virtue of their warrants, including the right to vote or to consent with respect to any matter.

Transferability of Warrants. The Oak Hill Funds may transfer or assign their warrants (a) to any affiliate controlling, controlled by or under common control, in whole or in part without the consent of the Issuer or (b) to any non-affiliate, in whole or in part, with the consent of the Issuer, which approval will not be unreasonably withheld, conditioned or delayed.

Adjustment in the Exercise Price and Number of Shares. The warrants are subject to certain customary anti-dilution adjustments for actions that would have a dilutive effect on the Oak Hill Funds’ ownership stake.  These adjustments would occur in connection with (i) the Issuer’s Common Stock being issued at less than 90% of the Common Stock’s market price; (ii) stock splits, subdivisions, reclassifications or combinations; (iii) other types of distributions, such as of assets, cash or evidence of indebtedness; (iv) certain repurchases of Common Stock and (v) business combinations.

Investors Rights Agreement

Pursuant to the Funding Agreement, the Issuer, Hilltop and the Oak Hill Funds entered into an Investors Rights Agreement, dated as of July 29, 2011 (the “Investors Rights Agreement”), which included, among other provisions, the following terms:

Representations and Warranties. Customary representations and warranties were made by the Issuer to the Oak Hill Funds relating to the Issuer, its business and the issuance of the Common Stock.  The Issuer and the Oak Hill Funds each agreed to indemnify the other party for breaches of its respective representations and warranties, subject to certain limitations.

Board Representation.  The Oak Hill Funds are entitled to designate an individual to serve on the board of directors of the Issuer (the “Board of Directors”).  In connection therewith, J. Taylor Crandall was appointed as the Oak Hill Fund’s representative to the Board of Directors effective as of July 29, 2011.  The Oak Hill Funds are entitled to nominate a representative on the Board of Directors for so long as the Oak Hill Funds and their affiliates own at least 9.9% of the outstanding shares of Common Stock (subject to certain adjustments).  Additionally, the Oak Hill Funds are also entitled to designate one nonvoting board observer to the Board of Directors so long as the Oak Hill Funds own at least 4.9% of the outstanding shares of Common Stock (subject to certain adjustments).

Registration Rights. The Issuer has granted the Oak Hill Funds customary registration rights, including “shelf” registration rights, demand registration rights and “piggy-back” registration rights with respect to Common Stock purchased under the warrants.  Pursuant to such registration rights, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover) all registrable securities (as defined in the Investors Rights Agreement) as promptly as practicable after (and in any event no more than ninety (90) days after) the consummation of the transactions contemplated by the Funding Agreement and use all reasonable best efforts to cause such shelf registration statement to be declared or be deemed effective.

Preemptive Rights. So long as the Oak Hill Funds owns securities of the Issuer representing 4.9% of the outstanding shares of Common Stock (before giving effect to any issuances triggered by such preemptive rights), if the Issuer at any time makes any public or non-public offering or sale of any equity (including Common Stock, preferred stock and restricted stock), or any securities, options or debt that is convertible or exchangeable into equity or that include an equity component (any such security, a “New Security”) (other than the issuance and sale of securities to directors, members of management, or employees of the Issuer or Issuer’s subsidiaries or in connection with dividend reinvestment plans, in each case in the ordinary course of the Issuer’s business consistent with past practice and solely for compensation purposes), the Oak Hill Funds shall first be afforded the opportunity to acquire from the Issuer for the same price and on the same terms (except that, the Oak Hill Funds may elect to receive such securities in nonvoting form, convertible into shares of voting securities in a widely dispersed offering) as such securities are proposed to be offered to others, up to the amount of such New Securities to be offered in the aggregate required to enable the Oak Hill Funds to maintain their proportionate equivalent interest in the Common Stock immediately prior to any such issuance of New Securities.

Rebuttal of Control

In connection with the Funding Agreement, the Oak Hill Funds made certain commitments to the Office of Thrift Supervision to ensure that none of the Oak Hill Funds or any of their affiliates will, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Issuer or any of its subsidiaries for purposes of the Home Owners’ Loan Act of 1933, as amended.

The foregoing descriptions of the warrants and the Investor Rights Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the warrants and the Investors Rights Agreement, which are included as Exhibits 99.4, 99.5 and 99.6 hereto and are each incorporated by reference to this Item 6.

Item 7.  Material to be Filed as Exhibits.

99.1
Joint Filing Agreement, dated August 2, 2011, by and among OHCP MGP III, Ltd., OHCP MGP Partners III, L.P., OHCP GenPar III, L.P., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P.

99.2
Funding Agreement, dated as of March 20, 2011, by and between SWS Group, Inc. Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 21, 2011 and incorporated herein by reference).

99.3
Credit Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.4
Warrant to purchase 8,419,148 shares of Common Stock (or Series A preferred Stock, in certain circumstances in accordance therewith) issued on July 29, 2011 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.5
Warrant to purchase 276,504 shares of Common Stock (or Series A preferred Stock, in certain circumstances in accordance therewith), issued on July 29, 2011 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.6
Investors Rights Agreement, dated as of July 29, 2011, between SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 2, 2011

OAK HILL CAPITAL PARTNERS III, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:  /s/ Steven B. Gruber
Steven Gruber
Vice President

OAK HILL CAPITAL MANAGEMENT PARTNERS III, L.P.
By: OHCP GENPAR III, L.P., its general partner
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:  /s/ Steven B. Gruber
Steven Gruber
Vice President

OHCP GENPAR III, L.P.
By: OHCP MGP Partners III, L.P., its general partner
By: OHCP MGP III, LTD., its general partner

By:  /s/ Steven B. Gruber
Steven Gruber
Vice President

OHCP MGP PARTNERS III, L.P.
By: OHCP MGP III, LTD., its general partner

By:  /s/ Steven B. Gruber
Steven B. Gruber
Vice President

OHCP MGP III, LTD.

By:  /s/ Steven B. Gruber
Steven B. Gruber
Vice President

EXHIBIT INDEX

Exhibit No.             Description

99.1
Joint Filing Agreement, dated August 2, 2011, by and among OHCP MGP III, Ltd., OHCP MGP Partners III, L.P., OHCP GenPar III, L.P., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P.

99.2
Funding Agreement, dated as of March 20, 2011, by and between SWS Group, Inc. Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on March 21, 2011 and incorporated herein by reference).

99.3
Credit Agreement dated as of July 29, 2011 among SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.4
Warrant to purchase 8,419,148 shares of Common Stock (or Series A preferred Stock, in certain circumstances in accordance therewith) issued on July 29, 2011 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.5
Warrant to purchase 276,504 shares of Common Stock (or Series A preferred Stock, in certain circumstances in accordance therewith), issued on July 29, 2011 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).

99.6
Investors Rights Agreement, dated as of July 29, 2011, between SWS Group, Inc., Hilltop Holdings Inc., Oak Hill Capital Partners III, L.P. and Oak Hill Capital Management Partners III, L.P. (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K filed on August 1, 2011 and incorporated herein by reference).